UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 23, 2015
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and six months ended June 30, 2015. On July 23, 2015, Credit Suisse Group AG (Group) announced its results for such three and six month period. A copy of the related Earnings Release is attached as an exhibit to this Form 6-K.
This Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended except, in the case of both (i) and (ii), the section entitled “Dear shareholders” of the Earnings Release.
The 2Q15 Credit Suisse Financial Report as of and for the three and six months ended June 30, 2015 will be published on or about July 31, 2015.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information
Selected financial data
Condensed consolidated statements of operations
in	2Q15	2Q14	% change	6M15	6M14	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	5,783	5,564	4	10,146	9,880	3
Interest expense	(3,015)	(3,073)	(2)	(5,327)	(5,310)	0
Net interest income	2,768	2,491	11	4,819	4,570	5
Commissions and fees	3,207	3,296	(3)	6,132	6,523	(6)
Trading revenues	492	78	–	1,898	747	154
Other revenues	339	408	(17)	496	1,177	(58)
Net revenues	6,806	6,273	8	13,345	13,017	3
Provision for credit losses	38	4	–	58	23	152
Compensation and benefits	2,910	2,993	(3)	5,865	5,997	(2)
General and administrative expenses	1,946	3,457	(44)	3,700	5,163	(28)
Commission expenses	404	374	8	793	740	7
Total other operating expenses	2,350	3,831	(39)	4,493	5,903	(24)
Total operating expenses	5,260	6,824	(23)	10,358	11,900	(13)
Income/(loss) from continuing operations before taxes	1,508	(555)	–	2,929	1,094	168
Income tax expense	563	274	105	1,012	795	27
Income/(loss) from continuing operations	945	(829)	–	1,917	299	–
Income/(loss) from discontinued operations, net of tax	0	(9)	100	0	6	(100)
Net income/(loss)	945	(838)	–	1,917	305	–
Net income/(loss) attributable to noncontrolling interests	15	30	(50)	(1)	393	–
Net income/(loss) attributable to shareholders	930	(868)	–	1,918	(88)	–
of which from continuing operations	930	(859)	–	1,918	(94)	–
of which from discontinued operations	0	(9)	100	0	6	(100)

Condensed consolidated balance sheets
end of	2Q15	4Q14	% change
Assets (CHF million)
Cash and due from banks	102,358	78,000	31
Interest-bearing deposits with banks	4,159	4,104	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	138,231	163,208	(15)
Securities received as collateral	28,851	26,854	7
Trading assets	205,898	241,313	(15)
Investment securities	2,965	2,379	25
Other investments	7,261	8,467	(14)
Net loans	253,094	255,928	(1)
Premises and equipment	4,230	4,441	(5)
Goodwill	7,359	7,766	(5)
Other intangible assets	205	249	(18)
Brokerage receivables	48,413	41,629	16
Other assets	59,475	70,511	(16)
Total assets	862,499	904,849	(5)
Liabilities and equity (CHF million)
Due to banks	30,539	26,506	15
Customer deposits	345,069	357,569	(3)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	58,567	70,119	(16)
Obligation to return securities received as collateral	28,851	26,854	7
Trading liabilities	59,457	72,667	(18)
Short-term borrowings	26,401	25,921	2
Long-term debt	177,429	172,947	3
Brokerage payables	48,039	56,977	(16)
Other liabilities	45,306	50,648	(11)
Total liabilities	819,658	860,208	(5)
Total shareholder's equity	41,379	42,895	(4)
Noncontrolling interests	1,462	1,746	(16)
Total equity	42,841	44,641

Total liabilities and equity	862,499	904,849	(5)
BIS statistics (Basel III)
end of	2Q15	4Q14	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	36,658	40,853	(10)
Total tier 1 capital	44,225	47,114	(6)
Total eligible capital	53,858	58,111	(7)
Capital ratios (%)
CET1 ratio	13.4	14.4	–
Tier 1 ratio	16.1	16.6	–
Total capital ratio	19.6	20.5	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital
Comparison of selected operations statement information
	Bank		Group
in	6M15	6M14	6M15	6M14
Statements of operations (CHF million)
Net revenues	13,345	13,017	13,602	13,292
Total operating expenses	10,358	11,900	10,354	11,843
Income from continuing operations before taxes	2,929	1,094	3,167	1,397
Income from continuing operations	1,917	299	2,100	547
Net income/(loss) attributable to shareholders	1,918	(88)	2,105	159
of which from continuing operations	1,918	(94)	2,105	153
Comparison of selected operations statement information
	Bank		Group
in	2Q15	2Q14	2Q15	2Q14
Statements of operations (CHF million)
Net revenues	6,806	6,273	6,955	6,463
Total operating expenses	5,260	6,824	5,248	6,791
Income/(loss) from continuing operations before taxes	1,508	(555)	1,656	(346)
Income/(loss) from continuing operations	945	(829)	1,066	(653)
Net income/(loss) attributable to shareholders	930	(868)	1,051	(700)
of which from continuing operations	930	(859)	1,051	(691)

Comparison of selected balance sheet information
	Bank		Group
end of	2Q15	4Q14	2Q15	4Q14
Balance sheet statistics (CHF million)
Total assets	862,499	904,849	879,322	921,462
Total liabilities	819,658	860,208	835,862	876,461

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 2Q15

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
 (Registrant)

Date: July 23, 2015
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer